Exhibit 99.1

News Release

Rosetta Genomics Announces Pricing of Public Offering

of 5.5 Million Ordinary Shares

PHILADELPHIA and REHOVOT, Israel (August 2, 2012) – Rosetta Genomics Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced the pricing of an underwritten public offering of 5,500,000 ordinary shares at a public offering price of $5.00 per share. The gross proceeds to Rosetta from this offering are expected to be approximately $27.5 million, before deducting underwriting discounts and commissions and other offering expenses payable by Rosetta. The offering is expected to close on or about August 8, 2012, subject to the satisfaction of customary closing conditions. In addition, Rosetta has granted the underwriter a 45-day option to purchase up to 825,000 additional ordinary shares to cover over-allotments, if any.

Rosetta plans to use the net proceeds from the offering primarily to fund its operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of future indebtedness or other corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 relating to the shares was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on August 2, 2012.  A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov.  Copies of the final prospectus relating to the offering, when available, may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected closing of, and use of proceeds from, the offering, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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